FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ☒        Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-                        .

Registrant hereby incorporates in the report on Form 6-K the following Exhibit:

Exhibit Number	Description of Exhibit
1.	Press release dated March 29, 2010, captioned “Intimation pursuant to Regulation 13(6) of the SEBI (Prohibition Of Insider Trading) Regulations, 1992.”

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibit), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 15, 2009. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/s/ SANJAY BAWEJA
	Name:	Sanjay Baweja
March 29, 2010	Title:	Chief Financial Officer

Exhibit 1

HQ/CS/CL.24B/13921

29 March 2010

Sir,

Sub: Intimation pursuant to Regulation 13(6) of the SEBI (Prohibition Of Insider Trading) Regulations, 1992

The Company has received letters dated 26 March 2010 from Tata Sons Limited (TSL) and Panatone Finvest Limited (PFL) forwarding Forms under the SEBI (Prohibition Of Insider Trading) Regulations, 1992. Under the declaration made by TSL & PFL, TSL has acquired 5,858,000 shares (2.06%) and PFL has sold 9,763,000 shares (3.43%) of Tata Communications Limited on 26 March 2010.

2. We are now enclosing herewith format prescribed in terms of Regulation 13(6) of SEBI (Prohibition Of Insider Trading) Regulations, 1992. (Attachment 1) and the letters received from TSL & PFL dated 26 March 2010 (Attachment 2) & (Attachment 3) respectively. It is requested to kindly note the same.

3. We further request you to treat this as a declaration under Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Thanking you,

Yours faithfully,
For Tata Communications Limited

/s/ Satish Ranade
Satish Ranade
Company Secretary & CLO

To,

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41
2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 66418125/26.
3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.
4)	The Bank of New York. Fax No. 2204 49 42.
5)	Sharepro Services. Fax No. 2837 5646
6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016
7)	Central Depository Services (India) Limited. Fax : 2267 3199.
8)	Mr. R. Gangadharan for SEC information requirements.

Attachment 1

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 [Regulation 13(3) and (6)]

Regulation 13(3)—Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name & Address of shareholders	Shareholding prior to acquisition/sale	No. & % of Shares/ voting rights acquired/sold	Receipt of allotment advice/ acquisition of shares/ sale of shares specify	Date of intimation to company	Mode of acquisition on (market purchase/ public/rights/ preferential offer etc.)	No. & % of Shares/voting Rights post acquisition/ Sale	Trading member through whom the trade was executed withSEBI Registration No. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value Rs. Crs.	Sell quantity	Sell value Rs. Crs.
Tata Sons Limited Bombay House, 24, Homi Mody Street, Mumbai	31,013,497 (10.88%)	5,858,000 (2.06%)	On 25 Mar 2010	26 Mar 2010	Inter se transfer	36,871,497 (12.94%)	NA	NA	5,858,000	119.99
Panatone Finvest Limited Bombay House, 24, Homi Mody Street, Mumbai - 400001	104,492,654 (36.66%)	Sold (5,858,000) (-2.06%)	25 Mar 2010	26 Mar 2010	Inter se transfer off market mode	94,729,654 (33.23%)	NA	NA	NA	NA	9,763,000	199.98
		Sold (3,905,000) (-1.37%)	26 Mar 2010	26 Mar 2010	Inter se transfer off market mode

Attachment 2

Tata Communication Limited

M G Road,

Mumbai 400 001

26th March, 2010

Kind Attn: Mr. Satish Ranade

Dear Sir,

Pursuant to the provisions of SEBI (Prohibition of insider Trading) Regulation 1992, we are forwarding herewith disclosure in the prescribed form with regards to 58,58,000 Ordinary Shares of the nominal value of Rs.10 each of Tata Communication Limited acquired by us from Panatone Finvest Limited as inter se transfer among promoters on 25th March, 2010 as permitted under the applicable regulations.

Kindly acknowledge receipt.

Yours faithfully,

TATA SONS LIMITED

/s/ F N Subedar
(F N Subedar)

Chief Operating Officer and Company Secretary

Bombay House 24 Homi Mody Street Mumbai 400 001

Tel 91 22 6665 8282 Fax 91 22 6665 8080 e-mail tatasons@tata.com

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulation, 1992

[Regulation 13(3) and (6)]

Regulation 13(3)-Details of change in shareholding in respect of persons holding more than 5% shares in a listed company of Tata Communications Limited

Name, PAN No. & address of share- holders	Share-holding prior to acquisition/ sale	No. & % of shares/ voting rights acquired/ sold	Receipt of allotment advice/ acquisition of shares/ sale of shares specify	Date of intimation to company	Mode of acquisition (market purchase/ public/rights/ preferential offer etc.)	No. & % of shares/voting rights post acquisition/ sale	Trading member through whom the trade was executed with SEBI Registration No. of the TM	Exchange on which the trade was executed	Buy quanity	Buy value Rs. Crs.	Sale quantity	Sale Value
Tata Sons Limited	3,10,13,497	58,58,000	on			3,68,71,497	N.A.	N.A.	58,58,000	119.99
AAACT4060A Bombay House, 24, Homi Mody Street, Mumbai	10.88%	2.06%	25.03.2010	26.03.2010	Inter se Transfer	12.94%

TATA SONS LIMITED

/s/ F N Subedar
F N Subedar
Chief Operating Officer and Company Secretary

Bombay House 24 Homi Mody Street Mumbai 400 001

Tel 91 22 6665 8282 Fax 91 22 6665 8080 e-mail tatasons@tata.com

Attachment 3

PANATONE FINVEST LIMITED

(A subsidiary of TATA SONS LIMITED)

26th March 2010

Mr. Satish Ranade

Company Secretary

Tata Communications Ltd

M.G.Road, Mumbai 400 001

Fax : 022-6659 1962

Dear Sirs,

Intimation pursuant to regulation 13(3) of the SEBI (Prohibition of Insider Trading) Regulations, 1992

We are enclosing the details of the same in Form C - the format prescribed in terms of Reg.13(3) of the SEBI (Prohibition of Insider Trading) Regulations, 1992. You are requested to kindly take note of the same and do needful.

Yours faithfully

PANATONE FINVEST LIMITED

/s/ Manoj Kumar C V
(Manoj Kumar C V)

Company Secretary

Encl: as above

Bombay House, 24 Homi Mody Street, MUMBAI 400 001.

(Phone 5665 7921/7142, Fax 5665 8080)

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

Regulation 13(3)—Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name & Address of Shareholders	Share holding prior to sale	No & % of shares sold	Receipt of allotment advice/acquisition of shares/sale of shares specify	Date of intimation to Company	Mode of acquisition/ sale on (market purchase/ public/ rights/ preferential offer etc	No & % of shares/ Voting rights post acquisition sale	Trading member through whom the trade was executed with SEBI RegistraitionNo of the TM	Exchange on which the trade was executed	Buy Quantity	Buy Value	Sell Quantity	Sell Value Rs. Crs
Panatone Finvest Ltd. Bombay House 24 Homi Mody Street	104,492,654 equity shares	58,58,000 -2.06%	25th March 2010	26th March 2010	inter se transfer off market mode		inter se transfer off market mode	inter se transfer off market mode	NA	NA	97,63,000	199.98
Fort, Mumbai 400001		39,05,000 -1.37%	26th March 2010	26th March 2010	inter se transfer off market mode
Total	104,492,654 36.66%	97,63,000 -3.43%				9,47,29,654 33.23%